SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

TALKSPACE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

443761101

(CUSIP Number)

Paul Conway

Chief Financial Officer

Spark Management Partners IV, LLC

137 Newbury St, Floor 8

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Spark Management Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,473,437 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,473,437 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,473,437 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Spark IV and Spark FF IV (each, as defined in Item 2(a) below). Spark IV GP (as defined in Item 2(a) below) is the general partner of each of Spark IV and Spark FF IV and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Based on 152,255,736 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated June 23, 2021 and filed with the United States Securities and Exchange Commission (the “Commission”) on June 23, 2021.

1	NAMES OF REPORTING PERSONS Spark Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,351,199 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,351,199 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,473,437 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All shares are held of record by Spark IV. Spark IV GP is the general partner of Spark IV and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)	Based on 152,255,736 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated June 23, 2021 and filed with the Commission on June 23, 2021.

1	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,238 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,473,437 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All shares are held of record by Spark FF IV. Spark IV GP is the general partner of Spark FF IV and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)	Based on 152,255,736 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K dated June 23, 2021 and filed with the Commission on June 23, 2021.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Talkspace, Inc., a Delaware corporation (the “Issuer”), formerly known as “Hudson Executive Investment Corp.” (“HEC”). The address of the principal executive offices of HEC is c/o 570 Lexington Avenue, 35th Floor, New York, NY 10022. The Issuer’s reports on the Commission’s EDGAR system as of the date of this Statement do not reflect a principal executive office for the Issuer.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Spark Capital IV, L.P. (“Spark IV”), Spark Capital Founders’ Fund IV, L.P. (“Spark FF IV” and together with Spark IV, the “Spark Funds”), Spark Management Partners IV, LLC (“Spark IV GP”, and together with Spark IV and Spark FF IV, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each of Paul Conway, Alex Finkelstein, Santo Politi and Bijan Sabet is a managing member of Spark IV GP (collectively, the “Managing Members”) and may be deemed to share voting, investment and dispositive power with respect to the securities held by the Spark Funds. Each Reporting Person and each of the Managing Members disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of each Reporting Person is 137 Newbury Street, Floor 8, Boston, MA 02116.

(c) Each Reporting Person is a venture capital investment entity.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Spark IV GP is a limited liability company organized under the laws of the State of Delaware. Spark IV is a limited partnership organized under the laws of the State of Delaware. Spark FF IV is a limited partnership organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On February 28, 2014, the Spark Funds purchased 3,293,807 shares of the Groop Internet Platform, Inc.’s (d/b/a Talkspace), a Delaware corporation (“Old Talkspace”), Series Seed preferred stock for a purchase price of approximately $0.31 per share and an aggregate purchase price of $1,028,618.

On May 4, 2015, the Spark Funds purchased 5,563,163 shares of Old Talkspace’s Series A preferred stock for a purchase price of approximately $0.58 per share and an aggregate purchase price of $3,250,000.

On May 31, 2016, the Spark Funds purchased 1,476,122 shares of Old Talkspace’s Series B preferred stock for a purchase price of approximately $1.04 per share and an aggregate purchase price of $1,537,086.

On August 31, 2017, the Spark Funds purchased 2,525,412 shares of Old Talkspace’s Series C preferred stock for a purchase price of approximately $1.58 per share and an aggregate purchase price of $4,000,000.

On May 15 2019, the Spark Funds purchased 181,720 shares of Old Talkspace’s Series D preferred stock for a purchase price of approximately $2.75 per share and an aggregate purchase price of $500,003.

The “Business Combination” consisted of the mergers of (x) Tailwind Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of HEC (“First Merger Sub”), with and into Old Talkspace (the “First Merger”), with Old Talkspace surviving the First Merger, and (y) immediately following the First Merger and as part of the same overall transaction as the First Merger, Old Talkspace merged with and into Tailwind Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), with Second Merger Sub surviving the merger as a wholly owned subsidiary of HEC, in each case, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 12, 2021 (the “Merger Agreement”), by and among HEC, Talkspace, First Merger Sub, and Second Merger Sub (the “Second Merger,” and together with the First Merger). The above summary is qualified by reference to such description and the full text of the Merger Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

On June 22, 2021, as a result of and upon the consummation of the Business Combination, each share of each series of Old Talkspace’s preferred stock was cancelled or assumed, as applicable and converted into the right to receive, at the election of the holders thereof, a number of shares of the Issuer’s Common Stock, par value $0.0001 per share, as adjusted pursuant to the Merger Agreement. The share numbers and prices reported above are reflected on a pre-conversion basis.

All shares of the capital stock of Old Talkspace purchased by the Spark Funds have been purchased using investment funds provided to the Spark Funds by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Merger Agreement, the Spark Funds’ (i) 3,293,807 shares of Old Talkspace’s Series Seed Preferred Stock, (ii) 5,563,163 shares of Old Talkspace’s Series A Preferred Stock, (iii) 1,476,122 shares of Old Talkspace’s Series B Preferred Stock, (iv) 2,525,412 shares of Old Talkspace’s Series C Preferred Stock and (v) 181,720 shares of Old Talkspace’s Series D Preferred Stock converted into 12,473,437 shares, in the aggregate, of the Issuer’s Common Stock.

Subject to the Registration Rights Agreement (as defined in Item 6 below) and the Holders Support Agreement, (as defined in Item 6 below) the Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of the Spark Funds, the general partner and limited partners of each of the Spark Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Talkspace, HEC Sponsor LLC (the “Sponsor”) and certain former stockholders of Old Talkspace, including the Spark Funds (the “Old Talkspace Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer’s common stock and other equity securities. that are held by the parties thereto from time to time. The Registration Rights Agreement provides for, among other things, registration rights, including, among other things, customary demand, shelf and piggy-back rights, subject to certain restrictions, and customary cut-back provisions with respect to the shares of the Issuer’s common stock or warrants to purchase shares of the Issuer’s common stock held by the Old Talkspace Holders following the Closing. The terms and provisions of the Registration Rights Agreement are described more fully in the Proxy Statement/Prospectus filed by HEC with the Commission pursuant to Rule 424(b)(3) (Registration No. 333-252638) (the “Proxy”), and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, HEC, Old Talkspace and certain stockholders of Old Talkspace, including the Spark Funds (the “Requisite Talkspace Stockholders”), entered into the Talkspace Holders Support Agreement (the “Holders Support Agreement”). Pursuant to the terms of the Holders Support Agreement, the Requisite Talkspace Stockholders agreed to, among other things, (i) vote to adopt and approve, subject to certain conditions, the Merger Agreement and the other transactions contemplated by the Merger Agreement (the “Transactions”), in each case, subject to the terms and conditions of the Talkspace Holders Support Agreement, and (ii) take, or cause to be taken, all actions, and cooperate with other parties, to exercise the drag-along rights pursuant to and in accordance with that certain Sixth Amended and Restated Voting Agreement, dated as of May 15, 2019, by and among Old Talkspace, the Investors and the Key Holders (as such terms are defined therein). Each of the Requisite Talkspace Stockholders agreed to be bound by the transfers restrictions on its lock-up shares during the period of 180 days after the Closing Date, in each case, subject to limited exceptions. The terms and conditions of the Holders Support Agreement are described more fully in the Proxy, and the and the above summary is qualified by reference to such description and the full text of the Holders Support Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated July 2, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Agreement and Plan of Merger, dated as of January 12, 2021, by and among HEC, the First Merger Sub, the Second Merger Sub and Old Talkspace (filed as Exhibit 2.1 to HEC’s Registration Statement on Form S-4 as filed with the Commission on February 2, 2021 (File No. 333-252638) and incorporated herein by reference.).

Exhibit 3:	Amended and Restated Registration Rights Agreement, dated June 22, 2021, by and among the Issuer, the Sponsor and the Old Talkspace Holders (filed as Exhibit 10.2 to the Issuer’s Form 8-K as filed with the Commission on June 23, 2021 (File No. 001-39314) and incorporated herein by reference.).

Exhibit 4:	Holders Support Agreement for, by and among HEC, Old Talkspace and the Requisite Talkspace Holders (included as Annex E to the Proxy Statement/Prospectus filed by HEC with the Commission pursuant to Rule 424(b)(3) on May 28, 2021 (Registration No. 333-252638) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

SPARK CAPITAL IV, L.P.

By:	SPARK MANAGEMENT PARTNERS IV, LLC

Its:	General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

SPARK CAPITAL FOUNDERS’ FUND IV, L.P.

By:	SPARK MANAGEMENT PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

SPARK MANAGEMENT PARTNERS IV, LLC

By:	/s/ Paul Conway
Paul Conway, Managing Member